02018721

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-35267

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SouthTrust Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

RECEIVED FEB 28 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 North Twentieth Street, 7th Floor
(No. and Street)

Birmingham	Alabama	35283
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Brown — (205) 254-5261 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

420 North Twentieth Street	Birmingham	Alabama	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 26 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Roger Brown, swear (or) affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SouthTrust Securities, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Roger L. Brown
Signature

CFO
Title

Notary Public

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

✓ (a) Facing page

✓ (b) Statement of Financial Condition

✓ (c) Statement of Operations

✓ (d) Statement of Cash Flows

✓ (e) Statement of Changes in Stockholder's Equity

✓ (f) Statement of Changes in Subordinated Debt

✓ (g) Computation of Net Capital

✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

✓ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

✓ (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.

✓ (l) An Oath or Affirmation

(m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

✓ (n) Report of Independent Auditors on financial statements and exhibits.

✓ (o) Report of Independent Auditors on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SouthTrust Securities, Inc.:

We have audited the accompanying consolidated statements of financial condition of **SOUTHTRUST SECURITIES, INC.** (a Delaware corporation and a wholly owned subsidiary of SouthTrust Corporation) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholder's equity, changes in liability subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SouthTrust Securities, Inc. as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Birmingham, Alabama
February 15, 2002

SOUTHTRUST SECURITIES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CASH	$ 9,239,767	$ 8,928,214
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	10,771,500	15,692,827
DEPOSITS WITH CLEARING ORGANIZATIONS	100,000	100,000
DUE FROM BROKERS, DEALERS, AND CLEARING ORGANIZATIONS	14,356,609	490,373
DUE FROM CUSTOMERS	1,227,811	1,784,849
ACCRUED INTEREST RECEIVABLE	1,536,039	339,924
OTHER ACCOUNTS RECEIVABLE	969,823	763,137
TRADING ACCOUNT SECURITIES, at market	59,702,655	38,030,671
FURNITURE AND EQUIPMENT, less accumulated depreciation of $1,112,867 and $1,685,085 at December 31, 2001 and 2000, respectively	946,624	1,255,388
OTHER ASSETS	783,859	635,049
Total assets	$99,634,687	$68,020,432

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
SHORT-TERM BORROWINGS FROM PARENT	$ 28,700,000	$13,435,000
SHORT-TERM BORROWINGS FROM FISERV	0	0
OTHER SHORT-TERM BORROWINGS	0	0
DUE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS	734,884	88,151
DUE TO CUSTOMERS	2,697,031	345,895
SECURITIES SOLD, NOT YET PURCHASED, at market	16,061,312	15,670,106
ACCOUNTS PAYABLE, ACCRUED EXPENSES, AND OTHER LIABILITIES	5,526,377	3,348,799
Total liabilities	53,719,604	32,887,951
SUBORDINATED NOTE PAYABLE TO PARENT	10,000,000	10,000,000
COMMITMENTS AND CONTINGENCIES (Note 8)		
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value, 1,000 shares authorized and outstanding	1,000	1,000
Additional paid-in capital	5,763,470	5,394,579
Retained earnings	30,150,613	19,736,902
Total stockholder's equity	35,915,083	25,132,481
Total liabilities and stockholder's equity	$99,634,687	$68,020,432

The accompanying notes are an integral part of these consolidated statements.